PUBLICIS GROUPE S.A.
                          133 AVENUE DES CHAMPS-ELYSEES
                               75008 PARIS, FRANCE



January 4, 2007


Securities and Exchange Commission
Mail Stop 4561
100 F. St. NE
Washington, DC 20549-3561
U.S.A.


Attention: Cecilia B. Blye, Chief
           Office of Global Security Risk


Re:     Publicis Groupe S.A.
        Form 20-F for Fiscal Year Ended December 31, 2005
        File no. 1-14736


Dear Ms. Blye:

We acknowledge receipt of your letter of December 1, 2006, asking us to describe the extent and nature of our past, current and anticipated contacts with Syria, whether through direct or indirect arrangements. Our response is set forth below.

1. Publicis Groupe S.A. is the holding company for three global advertising networks: Publicis Worldwide, Leo Burnett and Saatchi & Saatchi.

         Publicis Groupe S.A. currently has no presence in Syria, and none is currently anticipated. One of its subsidiaries, H.C. Leo Burnett E.C. ("H&C LB"), an exempt company incorporated under the laws of Bahrain and part of the Leo Burnett advertising network, entered into a Technical Assistance Agreement dated October 20, 1995, with Al Cham Company Limited ("Al Cham"), whereunder H&C LB agreed to refer its multinational clients to Al Cham for advertising services in Syria and to provide technical assistance to Al Cham to enable it to render service to H&C LB's clients in a manner consistent with H&C LB's standards of quality and service, and Al Cham agreed to pay H&C LB a fee equal to 33% of the agency's gross revenue. At the same time Leo Burnett Worldwide, Inc. ("LBW"), a Delaware corporation, entered into a Trade Mark Licence Agreement with Al Cham whereunder LBW licensed Al Cham to use the Leo Burnett trade mark in connection with its advertising activities, and Al Cham agreed to pay LBW a fee equal to 10% of its net profit. Both the Technical Assistance Agreement and the Trade Mark Licence

         Agreement were terminated at the end of December 1998 without any fees having been paid pursuant thereto.

         H&C LB currently services its sole Syrian client, Spacetel, from its Lebanese agency in Beirut, H&C Leo Burnett SARL Lebanon.

         Similarly, Publicis Graphics S.A.R.L., an affiliate and part of the Publicis Worldwide advertising network, provides services to Renault in Syria from its Beirut office, and Saatchi & Saatchi Beirut SAL, an agency in which Publicis Groupe holds a 25% interest and part of the Saatchi & Saatchi advertising network, provides services to Procter & Gamble and Fromagerie Bel in Syria from its Beirut office.

2. Publicis Groupe has and had no equity participation in Al Cham or any other legal entity in Syria and so has and had no investment risk. H&C Leo Burnett received fees from Spacetel totaling $250,000 in 2005 and $330,000 (estimated) in 2006. Publicis Graphics S.A.R.L. received fees from Renault totaling $5,000 in each of 2005 and 2006. Saatchi & Saatchi Beirut SAL received fees from Procter & Gamble and
         Fromagerie Bel totaling $285,000 in 2005 and $280,000 in 2006. These amounts were not material to the financial results of Publicis Groupe S.A., which had consolidated revenues of approximately EUR 4.1 billion in 2005.


3. Publicis Groupe S.A. acquired Saatchi & Saatchi in September 2000, and Bcom3 Group, Inc., parent company of Leo Burnett, in September 2002.

4. Al Cham was erroneously listed on the Publicis Groupe website as an agency of Publicis in Syria. We have now removed the listing from our website.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in its filings with the SEC; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and that the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let the undersigned know if you require any further information.

Sincerely,



Russell Kelley
General Counsel